

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 26, 2022

Thomas J. Spoerel
Senior Vice President, Controller & Chief Accounting Officer
Becton, Dickinson and Company
1 Becton Drive
Franklin Lakes, NJ 07417-1880

> **Re: Becton, Dickinson and Company**
> **Form 10-K for the fiscal year ended September 30, 2021**
> **Filed November 24, 2021**
> **File No. 001-04802**

Dear Mr. Spoerel:

　　We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

　　　　　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　　　　　Division of Corporation Finance
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